# Dreyfus Premier Balanced Opportunity Fund

**SEMIANNUAL REPORT** May 31, 2004



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

## THE FUND

**2**    Letter from the Chairman

**3**    Discussion of Fund Performance

**6**    Statement of Investments

**12**    Statement of Assets and Liabilities

**13**    Statement of Operations

**14**    Statement of Changes in Net Assets

**16**    Financial Highlights

**18**    Notes to Financial Statements

## FOR MORE INFORMATION

Back Cover



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Balanced Opportunity Fund covers the six-month period from December 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, David Duchow, of Wisconsin Capital Management, Inc., the fund's sub-investment adviser.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest in new projects and equipment. One result of the economic rebound has been higher overall earnings for many U.S. companies.

Despite better business conditions, the U.S. equity market has remained volatile amid concerns regarding the war on terrorism, instability in Iraq, higher energy prices and the possibility that the Federal Reserve Board may soon begin to raise short-term interest rates. Indeed, we believe that recent market volatility has served as a reminder of the importance of selectivity and diversification when investing in equities. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



## DISCUSSION OF FUND PERFORMANCE

David Duchow, Portfolio Manager
Wisconsin Capital Management, Inc., Sub-Investment Adviser

### How did Dreyfus Premier Balanced Opportunity Fund perform relative to its benchmarks?

For the six-month period ending May 31, 2004, Class J achieved a total return of 3.74%.[1] The fund's benchmarks, the Standard & Poor's Composite Stock Price Index ("S&P 500 Index") and the Lehman Brothers Intermediate Government/Credit Bond Index achieved total returns of 6.79% and 0.46%, respectively for the same period.[2]

Between their inception on February 2, 2004, and the end of the fund's semiannual reporting period on May 31, 2004, the fund's Class A, B, C, R and T shares achieved total returns of –2.12%, –2.39%, –2.33%, –2.12% and –2.33%, respectively.[1] From January 31, 2004, through May 31, 2004, the S&P 500 Index and the Lehman Brothers Intermediate Government/Credit Index achieved total returns of –0.36% and –1.06%, respectively.[2]

The U.S. stock and bond markets have experienced heightened volatility amid ongoing instability in Iraq, a strengthening economy and apparently intensifying inflationary pressures, which many investors believe may soon lead to higher short-term interest rates. Approximately two-thirds of the portfolio is equity securities and one-third fixed-income securities and while these allocations helped the fund's absolute performance, an underweight position in the technology sector, some individual stock disappointments and the fixed-income portion's short duration hindered the fund's relative performance.

### What is the fund's investment approach?

The fund seeks high total returns through a combination of capital appreciation and current income. To pursue this goal, the fund invests in a diversified mix of stocks and fixed-income securities. When allocating assets, the portfolio managers assess the relative return and risk of each asset class, analyzing several factors, including general economic conditions, anticipated future changes in interest rates and the outlook for stocks generally.

When choosing stocks, the portfolio managers look for companies that possess most of the following characteristics: leading market positions; high barriers to market entry and other competitive or technological advantages; high returns on equity and assets; good growth prospects; strong management; and relatively low debt burdens. The fund's equity portfolio may include large company stocks, small company stocks, growth stocks and value stocks that the portfolio managers believe can provide competitive returns under different market environments. A flexible approach to equity investing should enable the fund to adapt to changing market conditions and to invest wherever the portfolio managers believe opportunity exists.

When choosing bonds, the fund generally invests in non-callable, investment-grade fixed-income securities, although it may invest up to 5% of its total assets in securities rated below investment grade. The dollar weighted average portfolio maturity of the fund's fixed-income securities normally will not exceed 10 years.

## What other factors influenced the fund's performance?

The fund has been affected by heightened volatility in the stock and bond markets, caused primarily by mounting concerns that short-term interest rates may rise sooner than many investors previously had expected.

Although we select stocks according to their individual merits and not in response to economic or market trends, the fund's equity investments during the reporting period represented the full range of industry groups that compose the S&P 500 Index. However, no single market sector drove the fund's performance. Instead, returns stemmed from mixed results provided by the fund's portfolio of between 50 and 70 individual stocks. For example, a number of economically sensitive midcap stocks contributed positively to the fund's performance during the reporting period, including airline reservations company Sabre Holdings, health care information technology company McKesson Corporation, paint manufacturer Sherwin-Williams, drugstore chain CVS/pharmacy and global news and information provider Reuters Group. These companies benefited from robust consumer and business spending in the recovering economy.

On the other hand, some of the fund's underperformance can be attributed to its underweight position in the technology sector vs. the S&P 500 Index. While this sector performed well throughout the reporting period, we do not much see value in most of the sector because of our focus on company-specific investments with a good combination of quality and value. This sector is highly cyclical and as result, performed well as broad economic growth accelerated during the reporting period. Some of the fund's equity holdings produced disappointing results during the reporting period. Laggards included securities processing services outsourcer The BiSys Group, managed health care provider First Health Group, global marketing communications and services provider Interpublic Group and pharmaceutical company Wyeth. Although each of these stocks declined for a different reason, we believe that all represent attractive values, and we have added to the fund's positions in most cases.

Among the fund's fixed-income investments, we focused during the reporting period primarily on investment-grade bonds with relatively short durations, which we believe are likely to retain more of their value when interest rates rise. As a result, the fixed-income portion of the portfolio was hindered by its shorter duration throughout most of the reporting period. However, as the reporting period came to a close, the shorter duration began to benefit the fund with the anticipation of an increase in short-term interest rates.

## What is the fund's current strategy?

As of the reporting period's end, the fund was characterized by an average price-earnings ratio that was lower than that of the S&P 500 Index and an average return-on-equity that was higher than average. We think that our approach to finding high-quality companies at lower-than-average price-to-earnings ratios produces a good risk adjusted return over the long term. In our judgment, this positioning should help the fund during the next phase of the economic cycle, which we believe is likely to be characterized by rising interest rates. For example, we recently reduced the fund's holdings of financial services stocks, instead emphasizing health care companies that we believe are financially sound and likely to provide consistent returns in a potentially volatile investment environment.

June 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through January 30, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. Total returns are calculated on a month-end basis.*

# STATEMENT OF INVESTMENTS

May 31, 2004 (Unaudited)

| Common Stocks–63.2% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary–10.0%** | | |
| Barnes & Noble | 110,000 [a] | 3,293,400 |
| Blyth | 85,000 | 2,775,250 |
| Catalina Marketing | 340,000 [a] | 5,742,600 |
| Interpublic Group of Companies | 400,000 [a] | 5,752,000 |
| Liberty Media | 690,000 [a] | 7,576,200 |
| McDonald's | 220,000 | 5,808,000 |
| Reuters Group | 80,000 [b] | 3,196,800 |
| Sherwin-Williams | 80,000 | 3,144,000 |
| Time Warner | 410,000 [a] | 6,986,400 |
| | | **44,274,650** |
| **Consumer Staples–5.1%** | | |
| Altria Group | 110,000 | 5,276,700 |
| CVS | 165,000 | 6,877,200 |
| Coca-Cola | 100,000 | 5,135,000 |
| Kimberly-Clark | 80,000 | 5,272,000 |
| | | **22,560,900** |
| **Energy–2.6%** | | |
| ChevronTexaco | 65,000 | 5,876,000 |
| Exxon Mobil | 130,000 | 5,622,500 |
| | | **11,498,500** |
| **Financial–9.6%** | | |
| American Equity Investment Life Holding | 300,000 | 3,186,000 |
| Bank of America | 105,000 | 8,728,650 |
| Berkshire Hathaway, Cl. A | 42 [a] | 3,738,000 |
| Cincinnati Financial | 94,500 | 4,039,875 |
| Citigroup | 130,000 | 6,035,900 |
| Federal Home Loan Mortgage | 70,000 | 4,087,300 |
| Federal National Mortgage Association | 75,000 | 5,077,500 |
| J.P. Morgan Chase & Co. | 200,000 | 7,368,000 |
| | | **42,261,225** |
| **Health Care–16.0%** | | |
| AmerisourceBergen | 80,000 | 4,798,400 |
| Bristol-Myers Squibb | 260,000 | 6,570,200 |
| Cardinal Health | 110,000 | 7,448,100 |
| First Health Group | 450,000 [a] | 6,795,000 |
| IMS Health | 120,000 | 2,985,600 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| McKesson | 255,000 | 8,772,000 |
| Merck & Co. | 130,000 | 6,149,000 |
| Pfizer | 235,000 | 8,304,900 |
| Schering-Plough | 310,000 | 5,239,000 |
| Sybron Dental Specialties | 100,000 [a] | 2,724,000 |
| Tenet Healthcare | 380,000 [a] | 4,529,600 |
| Wyeth | 170,000 | 6,120,000 |
| | | **70,435,800** |
| **Industrials—4.6%** | | |
| Cendant | 240,000 | 5,505,600 |
| General Electric | 285,000 | 8,869,200 |
| Tyco International | 190,000 | 5,850,100 |
| | | **20,224,900** |
| **Information Technology—12.1%** | | |
| BISYS Group | 680,000 [a] | 8,602,000 |
| Electronic Data Systems | 475,000 | 7,766,250 |
| First Data | 205,000 | 8,874,450 |
| Fiserv | 175,000 [a] | 6,618,500 |
| Microsoft | 345,000 | 9,090,750 |
| Sabre Holdings | 230,000 | 5,865,000 |
| Unisys | 475,000 [a] | 6,441,000 |
| | | **53,257,950** |
| **Telecommunication Services—3.2%** | | |
| AT&T Wireless Services | 400,000 [a] | 5,664,000 |
| SBC Communications | 355,000 | 8,413,500 |
| | | **14,077,500** |
| **Total Common Stocks** (cost $256,850,060) | | **278,591,425** |
| | | |
| **Preferred Stocks—3.1%** | | |
| **Auto Manufacturing—.9%** | | |
| General Motors, Cum., $1.84 | 150,000 [b] | **3,787,500** |
| **Financial—1.2%** | | |
| Citigroup Capital VII, Cum., $1.78 | 210,000 | **5,355,000** |

| Preferred Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Telecommunications–1.0%** | | |
| Verizon South,<br>Cum., Ser.F, $1.75 | 167,800 | **4,284,152** |
| **Total Preferred Stocks**<br>(cost $13,415,239) | | **13,426,652** |

| Bonds and Notes–26.6% | Principal<br>Amount ($) | Value ($) |
|---|---|---|
| **Agriculture–.9%** | | |
| Altria Group,<br>Notes, 6.375%, 2/1/2006 | 4,000,000 | **4,100,232** |
| **Auto Manufacturing–.4%** | | |
| Ford Motor Co, Notes: | | |
| 8.875%, 4/1/2006 | 1,015,000 | 1,087,765 |
| 7.25%, 10/1/2008 | 500,000 b | 532,943 |
| | | **1,620,708** |
| **Auto Parts & Equipment–.5%** | | |
| Johnson Controls,<br>Notes, 6.3%, 2/1/2008 | 2,000,000 | **2,168,168** |
| **Banking–2.4%** | | |
| Bank of America Corp.,<br>Sr. Notes, 6.375%, 5/15/2005 | 1,074,000 | 1,116,783 |
| Sub. Notes, 7.125%, 3/1/2009 | 2,000,000 | 2,224,616 |
| First Union,<br>Sub. Notes, 6.4%, 4/1/2008 | 2,000,000 | 2,160,222 |
| U.S. Bank NA,<br>Notes, 2.85%, 11/15/2006 | 4,000,000 | 3,999,100 |
| Wells Fargo Bank,<br>Sub. Deb., 7.55%, 6/21/2010 | 1,000,000 | 1,150,523 |
| | | **10,651,244** |
| **Chemicals–.7%** | | |
| Chevron Phillips,<br>Notes, 5.375%, 6/15/2007 | 1,500,000 | 1,565,185 |
| du Pont (E.I.) de Nemours,<br>Notes, 6.75%, 10/15/2004 | 1,500,000 | 1,528,671 |
| | | **3,093,856** |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Services–.3%** | | |
| General American Transportation, Notes, 8.625%, 12/1/2004 | 1,500,000 | **1,534,097** |
| **Computers–1.6%** | | |
| Electronic Data Systems, Notes, 6.85%, 10/15/2004 | 3,000,000 | 3,047,043 |
| International Business Machines, Notes, 2.375%, 11/01/2006 | 4,000,000 | 3,947,000 |
| | | **6,994,043** |
| **Electric–.8%** | | |
| Wisconsin Energy, Sr. Notes, 5.875%, 4/1/2006 | 1,950,000 | 2,051,745 |
| Wisconsin Power & Light, Notes, 7%, 6/15/2007 | 1,500,000 | 1,638,328 |
| | | **3,690,073** |
| **Financial–3.6%** | | |
| Boeing Capital, Sr. Notes, 5.65%, 5/15/2006 | 2,500,000 | 2,625,110 |
| CIT Group, Sr. Notes, 7.125%, 10/15/2004 | 5,010,000 | 5,114,484 |
| Citicorp, Sub. Notes, 6.375%, 11/15/2008 | 1,000,000 | 1,080,238 |
| Ford Motor Credit, Notes, 6.875%, 2/1/2006 | 1,000,000 | 1,050,661 |
| General Electric Capital, Debs., 8.75%, 5/21/2007 | 1,540,000 | 1,767,692 |
| GATX Financial Corp., Notes, 6.86%, 10/13/2005 | 1,000,000 | 1,028,360 |
| Goldman Sachs, Notes, 7.35%, 10/1/2009 | 1,000,000 | 1,121,596 |
| Textron Financial Corp., Notes, 2.42%, 4/24/2006 | 2,000,000 | 2,040,782 |
| | | **15,828,923** |
| **Health Care–2.7%** | | |
| American Home Products, Notes, 7.9%, 2/15/2005 | 5,000,000 | 5,191,405 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Bristol-Myers Squibb, Notes, 4.75%, 10/1/2006 | 2,750,000 b | 2,842,001 |
| Tenet Healthcare, Sr. Notes, 5.375%, 11/15/2006 | 4,000,000 b | 3,820,000 |
| | | **11,853,406** |
| **Insurance−.5%** | | |
| Loews, Notes, 6.75%, 12/15/2006 | 2,000,000 | **2,116,268** |
| **Media−.5%** | | |
| Disney (Walt), Notes, 7.3%, 2/8/2005 | 2,000,000 | **2,072,184** |
| **Oil & Gas−.8%** | | |
| Conoco, Sr. Notes, 6.35%, 4/15/2009 | 3,397,000 | **3,688,011** |
| **Telecommunications−3.2%** | | |
| AT&T Wireless Services, Sr. Notes, 7.875%, 3/1/2011 | 3,000,000 b | 3,416,514 |
| Level 3 Communications, Sr. Notes, 11%, 3/15/2008 | 5,000,000 b | 4,125,000 |
| Pacific Bell, Notes, 6.125%, 2/15/2008 | 1,000,000 | 1,069,678 |
| SBC Communications, Notes, 5.75%, 5/2/2006 | 5,000,000 b | 5,259,000 |
| | | **13,870,192** |
| **U.S. Government Agencies−1.8%** | | |
| Federal Home Loan Mortgage Corp., Notes, 2.375%, 2/15/2007 | 8,000,000 | **7,814,112** |
| **U.S. Treasury Notes−5.5%** | | |
| 2.25%, 2/15/2007 | 6,000,000 b | 5,894,520 |
| 3%, 2/15/2008 | 6,000,000 b | 5,924,064 |
| 2.625%, 3/15/2009 | 6,000,000 b | 5,702,346 |
| 6.5%, 2/15/2010 | 6,000,000 b | 6,761,460 |
| | | **24,282,390** |
| **Utilities−.4%** | | |
| Alliant Energy Resources, Sr. Notes, 7.375%, 11/9/2009 | 1,500,000 | **1,670,223** |
| **Total Bonds and Notes** (cost $117,272,268) | | **117,048,130** |

| Other Investments—5.6% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Companies:** | | |
| Dreyfus Institutional Cash Advantage Fund | 8,260,667 ᶜ | 8,260,667 |
| Dreyfus Institutional Cash Advantage Plus Fund | 8,260,667 ᶜ | 8,260,667 |
| Dreyfus Institutional Preferred Plus Money Market Fund | 8,260,666 ᶜ | 8,260,666 |
| **Total Other Investments**<br>(cost $24,782,000) | | **24,782,000** |

| Investment of Cash Collateral<br>for Securities Loaned—9.5% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Money Market Fund<br>(cost $41,848,503) | 41,848,503 ᶜ | **41,848,503** |
| **Total Investments** (cost $454,168,070) | **108.0%** | **475,696,710** |
| **Liabiliies, Less Cash and Receivavles** | **(8.0%)** | **(35,156,072)** |
| **Net Assets** | **100.0%** | **440,540,638** |

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At May 31, 2004, the total market value of the fund's securities on loan is $40,537,020 and the total market value of the collateral held by the fund is $41,848,503.*

[c] *Investments in affiliated money market mutual funds.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities | | |
| on loan, valued at $40,537,020)–Note 1(b): | | |
| Unaffiliated issuers | 387,537,567 | 409,066,207 |
| Affiliated issuers | 66,630,503 | 66,630,503 |
| Cash | | 2,451,475 |
| Receivable for shares of Beneficial Interest subscribed | | 4,928,806 |
| Dividends and interest receivable | | 1,663,600 |
| Prepaid expenses | | 51,092 |
|  | | **484,791,683** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(a) | | 420,839 |
| Liability for securities on loan–Note 1(b) | | 41,848,503 |
| Payable for investment securities purchased | | 1,706,236 |
| Payable for shares of Beneficial Interest redeemed | | 161,795 |
| Accrued expenses | | 113,672 |
|  | | **44,251,045** |
| **Net Assets ($)** | | **440,540,638** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 418,445,530 |
| Accumulated undistributed investment income–net | | 1,855,431 |
| Accumulated net realized gain (loss) on investments | | (1,288,963) |
| Accumulated net unrealized appreciation | | |
| (depreciation) on investments | | 21,528,640 |
| **Net Assets ($)** | | **440,540,638** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T | Class J |
|---|---|---|---|---|---|---|
| Net Assets ($) | 80,379,679 | 58,553,586 | 63,575,347 | 34,321 | 1,361,450 | 236,636,255 |
| Shares Outstanding | 4,355,540 | 3,181,147 | 3,451,933 | 1,859.499 | 73,818 | 12,810,594 |
| **Net Asset Value Per Share ($)** | **18.45** | **18.41** | **18.42** | **18.46** | **18.44** | **18.47** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended May 31, 2004 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
|   Unaffiliated issuers | 1,771,149 |
|   Affiliated issuers | 62,818 |
| Interest | 1,771,780 |
| Income from securities lending | 5,855 |
| **Total Income** | **3,611,602** |
| **Expenses:** | |
| Investment advisory fee—Note 3(a) | 1,199,222 |
| Shareholder servicing costs—Note 3(c) | 198,000 |
| Distribution fees—Note 3(b) | 131,876 |
| Registration fees | 56,694 |
| Accounting services fees—Note 3(a) | 25,221 |
| Custodian fees—Note 3(c) | 20,812 |
| Professional fees | 14,336 |
| Prospectus and shareholders' reports | 11,482 |
| Trustees' fees and expenses—Note 3(d) | 3,971 |
| Loan commitment fees—Note 2 | 287 |
| Miscellaneous | 16,038 |
| **Total Expenses** | **1,677,939** |
| Less—directed brokerage—Note 1(f) | (3,300) |
| **Net Expenses** | **1,674,639** |
| **Investment Income—Net** | **1,936,963** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments | 2,731,687 |
| Net unrealized appreciation (depreciation) on investments | 607,332 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,339,019** |
| **Net Increase in Net Assets Resulting from Operations** | **5,275,982** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended May 31, 2004 (Unaudited)[a] | Year Ended November 30, 2003[b] |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 1,936,963 | 3,032,554 |
| Net realized gain (loss) on investments | 2,731,687 | (2,167,356) |
| Net unrealized appreciation (depreciation) on investments | 607,332 | 19,431,263 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **5,275,982** | **20,296,461** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| **Class J shares** | **(3,108,952)** | **(2,164,694)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 82,618,142 | − |
| Class B shares | 60,143,405 | − |
| Class C shares | 65,983,831 | − |
| Class R shares | 35,009 | − |
| Class T shares | 1,394,434 | − |
| Class J shares | 46,744,555 | 87,603,097 |
| Dividends reinvested: | | |
| Class J shares | 2,743,173 | 1,945,155 |
| Cost of shares redeemed: | | |
| Class A shares | (1,166,729) | − |
| Class B shares | (765,900) | − |
| Class C shares | (1,358,623) | − |
| Class T shares | (6,355) | − |
| Class J shares | (34,982,384) | (28,716,464) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **221,382,558** | **60,831,788** |
| **Total Increase (Decrease) in Net Assets** | **223,549,588** | **78,963,555** |
| **Net Assets ($):** | | |
| Beginning of Period | 216,991,050 | 138,027,495 |
| **End of Period** | **440,540,638** | **216,991,050** |
| Undistributed investment income−net | 1,855,431 | 3,027,420 |

|  | Six Months Ended May 31, 2004 (Unaudited)[a] | Year Ended November 30, 2003[b] |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A** | | |
| Shares sold | 4,418,550 | – |
| Shares redeemed | (63,010) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **4,355,540** | **–** |
| **Class B** | | |
| Shares sold | 3,222,340 | – |
| Shares redeemed | (41,193) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **3,181,147** | **–** |
| **Class C** | | |
| Shares sold | 3,525,873 | – |
| Shares redeemed | (73,940) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **3,451,933** | **–** |
| **Class R** | | |
| **Shares sold** | **1,859** | **–** |
| **Class T** | | |
| Shares sold | 74,161 | – |
| Shares redeemed | (343) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **73,818** | **–** |
| **Class J** | | |
| Shares sold | 2,510,771 | 5,192,114 |
| Shares issued for dividends reinvested | 151,222 | 124,054 |
| Shares redeemed | (1,870,095) | (1,727,118) |
| **Net Increase (Decrease) in Shares Outstanding** | **791,898** | **3,589,050** |

[a]  The fund commenced offering six classes of shares on February 2, 2004. The existing shares were redesignated Class J shares and the fund added Class A, Class B, Class C, Class R and Class T shares.

[b]  Represents information for Class J shares' predecessor, Thompson Plumb Balanced Fund.

See notes to financial statements.

## FINANCIAL HIGHLIGHTS (Unaudited)

Please note that the financial highlights information in the following tables for the fund's Class J shares represents the financial highlights of the fund's predecessor, Thompson Plumb Balanced Fund, before the fund commenced operations as of the close of business on January 30, 2004, and represents the performance of the fund's Class J shares thereafter. Before the fund commenced operations, substantially all of the assets of the Thompson Plumb Balanced Fund were transferred to the fund's Class J shares in a tax-free reorganization. Total return for the periods before the fund commenced operations shows how much an investment in the Thompson Plumb Balanced Fund would have increased (or decreased) during those periods, assuming all dividends and distributions were reinvested. Total return for the period since the fund commenced operations reflects how much an investment in the fund's Class A, Class B, Class C, Class R and Class T shares would have increased (or decreased), assuming all dividends and distributions were reinvested.

|  | Class A Shares | Class B Shares | Class C Shares | Class R Shares | Class T Shares |
|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 18.86 | 18.86 | 18.86 | 18.86 | 18.86 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .05 | .01 | .01 | .06 | .04 |
| Net realized and unrealized gain (loss) on investments | (.46) | (.46) | (.45) | (.46) | (.46) |
| Total from Investment Operations | (.41) | (.45) | (.44) | (.40) | (.42) |
| Net asset value, end of period | 18.45 | 18.41 | 18.42 | 18.46 | 18.44 |
| **Total Return (%)[b]** | (2.12)[c] | (2.39)[c] | (2.33)[c] | (2.12) | (2.23)[c] |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of expenses to average net assets[b] | .44 | .70 | .67 | .44 | .51 |
| Ratio of net investment income to average net assets[b] | .31 | .04 | .08 | .36 | .23 |
| Portfolio Turnover Rate[b] | 14.33 | 14.33 | 14.33 | 14.33 | 14.33 |
| Net Assets, end of period ($ X 1,000) | 80,380 | 58,554 | 63,575 | 34 | 1,361 |

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Exclusive of sales charge.*
*See notes to financial statements.*

| Class J Shares | Six Months Ended May 31, 2004 (Unaudited)[a] | Year Ended November 30, | | | | |
|---|---|---|---|---|---|---|
| | | 2003 | 2002 | 2001 | 2000 | 1999 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 18.05 | 16.37 | 18.66 | 19.21 | 18.54 | 18.16 |
| Investment Operations: | | | | | | |
| Investment income–net | .14[b] | .25 | .26 | .26 | .27 | .21 |
| Net realized and unrealized gain (loss) on investments | .53 | 1.69 | (.98) | 1.54 | 1.95 | 1.44 |
| Total from Investment Operations | .67 | 1.94 | (.72) | 1.80 | 2.22 | 1.65 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.25) | (.26) | (.26) | (.27) | (.21) | (.19) |
| Dividends from net realized gain on investments | – | – | (1.31) | (2.08) | (1.34) | (1.08) |
| Total Distributions | (.25) | (.26) | (1.57) | (2.35) | (1.55) | (1.27) |
| Net asset value, end of period | 18.47 | 18.05 | 16.37 | 18.66 | 19.21 | 18.54 |
| **Total Return (%)** | 3.74[c] | 12.05 | (4.07) | 10.75 | 12.99 | 9.79 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of expenses to average net assets | .49[c] | 1.07 | 1.10 | 1.15 | 1.22 | 1.25 |
| Ratio of net investment income to average net assets | .75[c] | 1.90 | 1.91 | 1.73 | 1.42 | 1.24 |
| Decrease reflected in above expense ratios due to directed brokerage | .00[c,d] | .01 | .01 | .02 | .00[d] | .00[d] |
| Portfolio Turnover Rate | 14.33[c] | 41.73 | 79.24 | 58.23 | 77.94 | 66.64 |
| Net Assets, end of period ($ X 1,000) | 236,636 | 216,991 | 138,027 | 83,800 | 60,100 | 56,300 |

[a]  *The fund commenced offering six classes of shares on February 2, 2004. The existing shares were redesignated Class J shares.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Not annualized.*

[d]  *Amount represents less than .01%.*

*See notes to financial statements.*

## NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Opportunity Fund (the "fund") is a separate diversified series of Dreyfus Premier Manager Funds II (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective seeks high total return through a combination of capital appreciation and current income. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Effective January 30, 2004, Wisconsin Capital Management, Inc. ("Wisconsin Capital"), formerly known as Thompson Plumb & Associates, Inc. ("TPA"), serves as the fund's sub-investment adviser.

On January 16, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the Company's Board, all of the assets, subject to the liabilities, of Thompson Plumb Balanced Fund, a series of Thompson Plumb Funds, Inc., were transferred to Dreyfus Premier Balanced Opportunity Fund in exchange for shares of Beneficial Interest of Dreyfus Premier Balanced Opportunity Fund's Class J shares of equal value on the close of business on January 30, 2004. Holders of Thompson Plumb Balanced Fund received Dreyfus Premier Balanced Opportunity Fund, Class J shares, in an amount equal to the aggregate net asset value of their investment in Thompson Plumb Balanced Fund at the time of the exchange. The net asset value of Dreyfus Premier Balanced Opportunity Fund's Class J shares on February 2, 2004, after the reorganization, was $18.86 per share and a total of 12,858,734 Class J shares representing net assets of $242,453,020 (including $32,550,642 net unrealized appreciation on investments) were issued to Thompson Plumb Balanced Fund's shareholders in the exchange. The exchange was a tax-free event to shareholders. The fund is designed to have the same investment objective and substantially similar investment policies and strategies as the Thompson Plumb Balanced Fund. Class J shares are closed to new investors.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R, Class T and Class J shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Class J shares were created in connection with the reorganization of the Thompson Plumb Balanced Fund and are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of May 31, 2004, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 1,060 Class R shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Other securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the terms of the custody agreement, the fund received net earnings credits of $154 during the period ended May 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,805,564 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2003. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2003 was as follows: ordinary income $2,164,694. The tax character of current year distributions will be determined at the end of the current fiscal year.

**(f) Directed brokerage arrangements:** The fund's Class J shares had directed brokerage arrangements with Fidelity Capital Markets and BNY Brokerage. Upon purchase and/or sale of the investment securities at best execution, Class J shares paid brokerage commissions to Fidelity Capital Markets and BNY Brokerage. These commission payments generated non-refundable cumulative credits, which were available to pay certain expenses of Class J shares. For the period ended February 2, 2004, Class J expenses were reduced by $3,300 by utilizing these direct brokerage credits. This resulted in the decrease in the expense ratio being charged to shareholders for Class J shares for the period ended February 2, 2004 of less than .01%. In accordance with the Securities and Exchange Commission ("SEC") requirements, such amounts are required to be shown as expenses and have been included in the Statement of Operations. This arrangement was terminated upon conversion, as of the close of business on January 30, 2004.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2004, the fund did not borrow under the Facility.

### NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .80 of 1% of the value of the fund's average daily net assets and is payable monthly. Dreyfus has contractually agreed, from February 2, 2004 until January 30, 2006, to waive receipt of its fees and/or assume the expenses of the fund, so that annual fund operating expenses for Class J, exclusive of taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed 1.11%. Prior to the reorganization date of Thompson Plumb Balanced Fund into the fund, Thompson Plumb Balanced Fund paid an advisory fee to TPA computed at the annual rate of .85% of average daily net assets up to $50 million and .80% of average daily net assets in excess of $50 million.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: investment advisory fees $278,262, Rule 12b-1 distribution plan fees $37,086, shareholder services plan fees $67,280, custodian fees $7,354 and transfer agency per account fees $30,857.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, Dreyfus has agreed to pay Wisconsin Capital a monthly fee in the amount of 100% of the management fee paid by the fund to Dreyfus for such month, less certain fees waived or expenses paid or reimbursed by Dreyfus, on the fund's assets attributable to accounts of shareholders who have an adviser-client relationship with Wisconsin Capital (including the accounts of all shareholders of Thompson Plumb Balanced Fund as of the reorganization date who continue as shareholders of the fund following the reorganization of Thompson Plumb Balanced Fund), plus, with respect to all other assets of the fund, an annual fee of .30 of 1% of the value of the fund's average daily net assets up to $300 million and .25 of 1% of the value of the fund's average daily net assets in excess of $300 million, payable monthly.

Pursuant to an Accounting Services Agreement with Thompson Plumb Balanced Fund, TPA maintained Thomas Plumb Balanced Fund's financial records in accordance with the Act, prepared all necessary statements of Thompson Plumb Balanced Fund and calculated the net asset value per share of Thompson Plumb Balanced Fund on a daily basis. As compensation for its services, Thompson Plum Balanced Fund paid TPA a fee computed daily and payable monthly at the annual rate of .15% of net assets up to $30 million, .10% of net assets in excess of $30 million and .025% of net assets in excess of $100 million, with a minimum fee of $30,000 per year. The calculation of daily net asset value was subcontracted to U.S. Bancorp Fund Services, resulting in a fee paid by TPA in the amount of $25,221 for the period ended January 30, 2004. This agreement was terminated as of the close of business on January 30, 2004, due to the reorganization.

During the period ended May 31, 2004, the Distributor retained $315,045 and $4,469 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $22,470 and $10,322 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of their average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2004, Class B, Class C and Class T shares were charged $58,062, $73,223 and $591, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended May 31, 2004, Class A, Class B, Class C and Class T shares were charged $27,383, $19,354, $24,408 and $591, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for Class A, Class B, Class C, Class R and Class T shares of the fund. During the period ended May 31, 2004, the fund was charged $32,269 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2004, the fund was charged $20,812 pursuant to the custody agreement.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of Investments. Management fees of the underlying money market mutual funds have been waived by Dreyfus. During the period ended May 31, 2004, the fund derived $62,818 in income from these investments, which is included in dividend income in the fund's Statement of Operations.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended May 31, 2004, amounted to $245,541,602 and $40,831,846, respectively.

At May 31, 2004, accumulated net unrealized appreciation on investments was $21,528,640, consisting of $29,402,905 gross unrealized appreciation and $7,874,265 gross unrealized depreciation.

At May 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

# For More Information

To obtain information:

**By telephone**
Call your financial representative or 1-800-554-4611

**By mail** Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**Dreyfus Premier Balanced Opportunity Fund**
200 Park Avenue
New York, NY 10166

**Investment Adviser**
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**
Wisconsin Capital Management, Inc.
1200 John Q. Hammons Drive
Madison, WI 53717

**Custodian**
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent & Dividend Disbursing Agent**
Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Transfer Agent & Dividend Disbursing Agent (Class J)**
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

**Distributor**
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166


6000SA0504